On April 30, 2010, the Fund acquired all of the net assets of NVIT Nationwide Leaders Fund, a series of the Trust, pursuant to a plan of reorganization approved by the Trust’s Board of Trustees at a meeting held on December 2, 2009, and approved by the shareholders of the NVIT Nationwide Leaders Fund at a meeting of shareholders held on March 31, 2010. The purpose of the reorganization was to combine funds managed by NFA that had comparable investment objectives and strategies. The reorganization was accomplished by a tax-free exchange of 1,339,230 shares of the Fund, valued at $11,589,861, for the assets of NVIT Nationwide Leaders Fund. The investment portfolio of NVIT Nationwide Leaders Fund, with a fair value and identified cost of $11,399,487 and $8,694,250, respectively at April 30, 2010, was the principal asset acquired by the Fund. For financial reporting purposes, assets received and shares issued by the Fund were recorded at fair current values; however, the cost basis of the investments received was carried forward to align ongoing reporting of the Fund’s realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Immediately prior to the reorganization, the net assets of the Fund were $1,141,479,297.

The following pro forma information for the period ended June 30, 2010 is provided as though the reorganization had been completed on January 1, 2010, the beginning of the annual reporting period of the Fund:

* Net investment income $18,751,170;

* Net loss on investments $(531,353,388); and

* Net decrease in net assets resulting from operations $(512,602,218).

Because the Fund’s combined investment portfolio has been managed as a single integrated portfolio since the reorganization was completed, it is not practicable to separate the amounts of revenue and earnings of NVIT Nationwide Leaders Fund that have been included in the Fund’s Statement of Operations since April 30, 2010.